345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

August 4, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	EUDA Health Holdings Limited
Registration Statement on Form S-1
Filed December 23, 2022
File No. 333-268994

Dear Ms. Park:

On behalf of our client, EUDA Health Holdings Limited, a BVI business company (the “Company” or “EUDA”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 4, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Initial Filing”).

The Company filed a Form 6-K on July 3, 2023 announcing its foreign private issuer status. The Company has therefore filed via EDGAR Amendment No. 1 to the Initial Filing on a Form F-1 (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form S-1 filed December 23, 2022

Cover Page

1.	For each of the ordinary shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such ordinary shares and warrants overlying such securities.

Response: The Company has revised the disclosure on the Cover Page of the Amendment in response to the Staff’s comment.

2.	Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The exercise price of the Warrants is $11.50 per share, subject to adjustment, which exceeds the market price of our ordinary shares of $0.56 per share based on the closing price on August 1, 2023. The cash proceeds associated with the exercise of the Warrants are dependent on the price of our ordinary shares. There can be no assurance that the Warrants will ever be in-the-money prior to their expiration on November 17, 2027 and as such, the Warrants may expire worthless. For so long as the Warrants remain out-of-the-money, we believe it is unlikely that the Warrants will be exercised and therefore, we do not expect to receive cash proceeds from any such exercise, and the warrants are unlikely to have any effect on our liquidity.

The Company has revised the disclosures on the Cover Page, in the prospectus summary (pages 6 and 9), risk factors (page 12), use of proceeds (page 32) and MD&A (page 99) sections of the Amendment in response to the Staff’s comment. The Company has also updated disclosure in the MD&A (pages 89 and 90) on the impact of the reduced revenue on our liquidity and on the ability of our company to fund operations on a prospective basis with the cash on hand.

3.	We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of or may exceed your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

Response: Due to the significant number of our ordinary shares that were redeemed in connection with the Business Combination, the number of ordinary shares that the selling shareholders can sell into the public markets pursuant to this prospectus will likely exceed our public float; thus the resale of our ordinary shares pursuant to this prospectus could cause a significant decline on the trading price of our ordinary shares, even though (i) approximately 13 million shares of the Resale Securities held by the selling shareholders are not eligible for immediate resale due to certain lock-up agreements; and (ii) two selling shareholders holding an aggregate of 1.6 million shares of the Resale Securities are contractually prohibited from selling such ordinary shares on any exchange business day in an amount greater than 15% of the daily trading volume of EUDA’s ordinary shares on such day.

The Company has revised the disclosure on the Cover Page, in the prospectus summary (pages 6 and 7) and risk factors (page 10) sections of the Amendment in response to the Staff’s comment.

Risk Factors

Due to the significant number of the Company’s ordinary shares that were redeemed..., page 10

4.	We refer to your risk factor highlighting the negative pressure potential sales of ordinary shares pursuant to this registration statement could have on the public trading price of the ordinary shares. Please revise to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response: See our response to Comment 4 above. In response to the Staff’s comment, the Company has also revised the disclosure on page 10 of the Amendment to disclose that the Resale Securities (excluding the indeterminate number of Convertible Note Shares) currently represent approximately 86.6% of the total number of shares outstanding.

EUDA Health Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

5.	We note that the preliminary projected revenues for 2022 were $50 million and later revised to $13 million, as set forth in the unaudited prospective financial information management prepared in connection with the evaluation of the business combination. We also note that your actual revenues for the nine months ended September 30, 2022 was approximately $7.4 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: During fiscal year 2022, we missed our previously projected revenue target mainly due to the relative immaturity of the digital health industry and the ongoing effects of the COVID-19 pandemic. A potential economic recession and uncertainty in financial markets have resulted in changes in market conditions and produced market volatility. The impact of inflation and rising interest rates may affect the financial performance of the customers we serve and greatly influence customer demand. Despite these uncertainties, we continue to seek growth in terms of new and additional corporate clients. We currently rely mainly on organic growth driven by an increase in corporate clients. If we are unable to retain active customers while attracting new customers, maintaining and growing our business operations, it could result in a loss of future revenue and will deteriorate our liquidity and operating cash flow.

The Company has revised the disclosure on Risk Factors (page 10) and the MD&A (pages 89 and 90) section of the Amendment in response to the Staff’s comment.

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company has been seeking additional capital to support our continued business operations. If the trading price of our ordinary shares experience a further significant decline following or as a result of this offering, or if our securities are delisted due to our failure to regain compliance with Nasdaq’s continued listing requirements, there can be no assurance that we can raise additional capital on favorable terms, if at all.

The Company has revised the disclosures on page 27 and 90 of the Amendment in response to the Staff’s comment.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s ordinary shares. Your discussion should highlight the fact that Watermark Developments Limited, a beneficial owner of more than 47% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The resale of the Company’s ordinary shares pursuant to this prospectus could cause a significant decline on the trading price of the Company’s ordinary shares, even though not all of the Resale Securities held by the selling shareholders are eligible for immediate resale. This impact may be heightened by the fact that certain of the selling shareholders purchased ordinary shares at prices that are well below the current trading price of the Company’s Ordinary Shares.

Notably, Watermark Developments Limited, the holder of approximately 39.2% of our outstanding Ordinary Shares, will be able to sell all of its shares for so long as the registration statement, of which this prospectus forms a part, is available for use. Although Watermark Developments Limited is subject to a lock-up agreement entered into at the time of the Business Combination, which agreement limits its ability to sell our Ordinary Shares for eighteen months from the closing thereof, its ability to sell large numbers of our Ordinary Shares after such time could have a negative effect on our share price and thus our ability to raise financing when needed on favorable terms, if at all.

The Company has revised the disclosure on the Cover Page and page 6 of the Amendment in response to the Staff’s comment.

General

8.	Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, the private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, the private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: While the selling shareholders may experience a positive rate of return based on the trading price at the time they sell their ordinary shares, the public shareholders may not experience a similar rate of return on the securities they purchased due to differences in the prices at which such public shareholders purchased their ordinary shares and the trading price. Given the substantial number of ordinary shares being registered for potential resale by the selling shareholders pursuant to this prospectus, the sale of ordinary shares by the selling shareholders, or the perception in the market that the selling shareholders of a large number of shares intend to sell shares, may increase the volatility of the market price of the Company’s ordinary shares and may cause a significant decline on the trading prices of the Company’s securities.

The Company has revised the disclosures on pages 6, 10, and 48 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam, Esq. at (202) 524-8470 or Tahra Wright, Esq. at (212) 407-4122 with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP

Loeb and Loeb LLP